QUATERRA RESOURCES INC.
1100 – 1199 West Hastings Street, Vancouver, B.C. V6E 3T5
Telephone: (604) 681-9059 Fax: (604) 688-4670

NOTICE OF MEETING

TO:      The Shareholders of Quaterra Resources Inc.

NOTICE IS HEREBY GIVEN THAT an annual general meeting (the “Meeting”) of the holders of common shares (“Shares”) of Quaterra Resources Inc. (the “Company”) will be held at Suite 1100, 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5 on Tuesday, July 17, 2007 at the hour of 10:00 am, Pacific Daylight Time, for the following purposes:

1.	To receive and consider the report of the directors and the consolidated financial statements together with the auditor’s report thereon for the financial year ended December 31, 2006;

2.	To determine the number of directors at seven (7);

3.	To elect directors for the ensuing year;

4.	To appoint the auditor for the ensuing year;

5.	To consider and, if thought fit, to approve the Company’s 2007 Rolling Incentive Stock Option Plan described in the Information Circular; and

6.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

An Information Circular and a form of Proxy accompany this Notice. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

Registered shareholders are entitled to vote at the Meeting in person or by proxy. Registered shareholders who are unable to attend the Meeting, or any adjournment thereof, in person, are requested to read, complete, sign and return the form of Proxy accompanying this Notice in accordance with the instructions set out in the form of Proxy and in the Information Circular accompanying this Notice. Unregistered shareholders who received the form of Proxy accompanying this Notice through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 13th day of June 2007

BY ORDER OF THE BOARD

(signed) Thomas C. Patton
Thomas C. Patton, President and Chief Executive Officer

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your Shares not being eligible to be voted by proxy at the Meeting.

QUATERRA RESOURCES INC.
1100 – 1199 West Hastings Street, Vancouver, B.C. V6E 3T5
Telephone: (604) 681-9059 Fax: (604) 688-4670

INFORMATION CIRCULAR

(As at and dated June 5, 2007, except as indicated)

GLOSSARY OF TERMS

Unless the context otherwise requires, the following terms shall have the following respective meanings when used in this Circular.

“Board” means the board of directors of the Company.

“business day” means a day that is not Saturday, Sunday, or statutory holiday in Vancouver, British Columbia

“Circular” or “Information Circular” means, collectively, the Notice of Meeting and this information circular, including all Appendices hereto, sent to Shareholders in connection with the Meeting.

“Company” means Quaterra Resources Inc.

“Meeting” means the annual general meeting of Shareholders to be held on July 17, 2007 and any adjournement(s) thereof.

“Notice of Meeting” means the notice of meeting forming part of this Circular to be mailed to Shareholders in connection with the Meeting.

“Share” means a common share in the capital of the Company.

“Shareholder” means a holder of Shares.

“Plan” means the Company’s Stock Option Plan.

QUATERRA RESOURCES INC.
1100 – 1199 West Hastings Street, Vancouver, B.C. V6E 3T5
Telephone: (604) 681-9059 Fax: (604) 688-4670

INFORMATION CIRCULAR
(As at June 5, 2007, except as indicated)

GENERAL PROXY INFORMATION

This Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting to be held on July 17, 2007 and at any adjournment thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone, electronic or other personal contact to be made without special compensation by the directors, officers and employees. The cost of solicitation will be borne by the Company.

Appointment of Proxyholder

The purpose of the proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The person whose names are printed in the enclosed form of proxy for the Meeting are officers or directors (the “Management Proxyholders”).

A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on the shareholder’s behalf at the Meeting other than the Management Appointees. To exercise this right, the shareholder must either insert the name of the desired person in the blank space provided in the form of proxy accompanying this Information Circular and strike out the names of the Management Appointees or submit another proper form of proxy.

Voting by Proxy

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be conducted.

If no choice is specified and one of the Management Proxyholders is appointed by a Shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other maters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, CIBC Mellon Trust Company, at Suite 1600 – 1066 West Hastings Street, Vancouver, B.C., V6E 3X1 not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the holding of the Meeting or any adjournment thereof.

Non-Registered Holders

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are not registered shareholders because the shares they own are not registered in their names, but instead registered in the name of a nominee such as a brokerage firm through which they purchased the Shares; bank, trust company, trustee or administrator of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or in the name of a clearing agency (such as The Canadian Depository for Securities Limited (a “Nominee”) If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares hold by Nominees can only be voted in accordance with the instructions of the non-registered holder.

The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to “non-objecting beneficial owners”. If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

Revocability of Proxy

Any registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered Shareholder or by attorney authorized in writing or, if the registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value. There is one class of shares only. There were 79,050,160 common shares issued and outstanding at June 5, 2007. The directors have determined that all shareholders of record as of the 15th day of June, 2007 will be entitled to receive notice of and to vote at the Meeting.

At a General Meeting of the Company, on a show of hands, every registered shareholder present in person and entitled to vote and every proxyholder duly appointed by a registered shareholder who would have been entitled to vote shall have one vote and, on a poll, every registered shareholder present in person or represented by proxy or other proper authority and entitled to vote shall have one vote for each share of which such shareholder is the registered holder. Shares represented by proxy will only be voted if a ballot is called for. A ballot may be requested by a registered shareholder or proxyholder present at the Meeting or required because the number of votes attached to shares represented by proxies that are to be voted against a matter is greater than 5% of the votes that could be cast at the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or Corporation beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. Unless such authority is withheld, Management Appointees intend to vote the shares represented by proxy for the election of the nominees herein listed on any ballot that may be called for.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS ON ANY BALLOT THAT MAY BE CALLED FOR.

Management proposes that the number of directors for the Company be determined at seven (7) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company, and to nominate each of the following persons for election as a director. Information concerning these persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Present Office Held	Director Since	Number Of Shares Beneficially Owned, Directly Or Indirectly, Or Over Which Control Or Direction Is Exercised At June 5, 2007	Principal Occupation And If Not At Present An Elected Director, Occupation During The Past Five (5) Years
Dr. Thomas Patton(2)	November 6, 1998	863,000	Geologist
Washington, USA
President, Chief Executive
Officer, Director
Lawrence Page, Q.C.	September 5, 1995	500	Lawyer, President of Manex Resource
British Columbia, Canada			Group
Director
John R. Kerr(1)	May 12, 1993	5,000	Geological Engineer; President, John R.
British Columbia, Canada			Kerr and Associates Ltd.
Director
Dr. Robert Gayton(1)	April 3, 1997	55,000	Chartered Accountant; Director of a
British Columbia, Canada			number of public companies
Director
Eugene Spiering	January 9, 2006	30,000	Geologist
British Columbia, Canada
Vice President, Exploration,
Director
Roy Wilkes(1)(3)	August 22, 2006	10,000	Retired mining executive - previously,
Colorado, USA			President of Washington Group
Director			International’s (NYSE: WGII) mining
			business unit.
Tracy Stevenson	Nominee	Nil	Accountant - Rio Tinto PLC, Global
Utah, USA			Head of Business Process
			Improvement- December 2000 to
			January 2006, Global Head of
			Information Systems and Technology-
			January 2006 to May 2007

(1)	Members of the Audit Committee
(2)	Dr. Thomas Patton directly holds 763,000 common shares and indirectly has control over 100,000 common shares.
(3)	Roy Wilkes was appointed Director on August 22, 2006

No proposed director

(a)	is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director or executive officer of any company that, while that person was acting in that capacity,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, other than Lawrence Page, Dr. Robert Gayton, and Dr. Thomas Patton, who were directors and/or executive officers of Newcoast Silver Mines Ltd. (now Southern Silver Exploration Corp.) when a Cease Trade Order was issued by the British Columbia Securities Commission on September 30, 2003 and the Alberta Securities Commission on October 23, 2003, for failure to file certain financial information, which Cease Trade Orders were revoked by the British Columbia Securities Commission on October 31, 2003, and by the Alberta Securities Commission on March 25, 2004.

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Lawrence Page, a director and President of Saturna Beach Estates Ltd., a private Company formed under the laws of British Columbia, Canada (“SBEL”) which conducts the business of a vineyard and winery. On August 17, 2004, SBEL obtained an Order from the Supreme Court of British Columbia under the provisions of the Companies’ Creditors Arrangement Act (Canada) that allowed SBEL to continue to run its daily business affairs without creditor action during financial reorganization. At the date hereof, the financial reorganization has been completed and the Order terminated;

(b)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(c)

is to be elected under any arrangement or understanding between the proposed director and any other person or Company, except the directors and executive officers of the Company acting solely in such capacity.

EXECUTIVE COMPENSATION

"CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

“CFO” means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

“executive officer” means the chair, a vice-chair, the president, a vice-president in charge of a principal business unit, division or function of the Company and an officer of the Company or any of its subsidiaries, and any other individual, who performed a policy-making function in respect of the Company.

"Named Executive Officer" means:

(i)	each CEO and CFO;

(ii)

each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(iii)	any additional individuals who would have been included in (ii) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

The following table sets forth all annual and long term compensation for services to the Company for the three most recently completed financial years as at December 31, 2006 in respect of the Named Executive Officers. At the end of the Company’s most recently completed financial year, the Company had three Named Executive Officers, Dr. Thomas Patton, the Company’s President and CEO; Scott Hean, the Company’s CFO, and Eugene Spiering, Vice-President, Exploration. There were no other executive officers of the Company, or other individuals that served as executive officers, whose total compensation exceeded $150,000 during the financial year ended December 31, 2006.

SUMMARY COMPENSATION TABLE

Named Executive Officers

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
					Securities
				Other	under	Restricted
				Annual	Options/	Shares or
				Compen-	SARs	Restricted	LTIP	All Other
Name and		Salary	Bonus	sation	Granted	Share	Payouts	Compen-
Principal Position	Year(1)	($)	($)	($)	(#)(10)	Units ($)	($)	sation
Dr. Thomas Patton	2006	Nil	Nil	Nil	150,000	Nil	Nil	Nil
President & CEO	2005	Nil	Nil	Nil	240,000	Nil	Nil	10,343(2)
	2004	Nil	Nil	Nil	50,000	Nil	Nil	15,444(2)
Scott Hean(7)	2006	Nil	Nil	Nil	225,000	Nil	Nil	24,825(8)
CFO
Eugene Spiering	2006	150,000	Nil	Nil	350,000	Nil	Nil	Nil
Vice President,
Exploration(9)
B.J. Gordon	2006	-	-	-	-	-	-	-
CFO(3)	2005	Nil	Nil	Nil	100,000	Nil	Nil	Nil
Mark Katsumata	2006	-	-	-	-	-	-	-
Vice President, Finance	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(CFO)4)	2004	Nil	Nil	Nil	100,000	Nil	Nil	Nil

Dr. Robert Gayton	2006	-	-	-	-	-	-	-
Vice President, Finance	2005	-	-	-	-	-	-	-
(CFO)(5)	2004	Nil	Nil	Nil	50,000	Nil	Nil	2,125(6)

Notes:	(1)	Ended December 31;
	(2)	Fees for geological services provided to the Company by Dr. Thomas Patton;
	(3)	Resigned as CFO on February 10, 2006;
	(4)	Resigned as CFO on June 23, 2005;
	(5)	Resigned as CFO on June 28, 2004;
	(6)	Fees for financial consulting services provided to the Company by Dr. Robert Gayton;
	(7)	Appointed CFO on March 27, 2006
	(8)	Fees paid to Atherton Enterprises Ltd., a company controlled by Scott Hean, for services as CFO.
	(9)	Appointed Vice-President, Exploration on January 9, 2006.
	(10)	Incentive Stock Options

Stock Appreciation Rights ("SARs") Grants
During The Most Recently Completed Financial Year

Stock Appreciation Rights ("SARs") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly on or in part in changes in the trading price of the Company’s shares. No SARs were granted or exercised during the most recently completed financial year.

Long Term Incentive Plan (“LTIP”) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities), was paid or distributed to the Named Executive Officers during the most recently completed financial year.

Incentive Stock Options

The Company has a Rolling Incentive Stock Option Plan (the “Plan”) in place which is on substantially the same terms as the proposed 2007 Rolling Incentive Stock Option Plan described under “Particulars of Matters to be Acted Upon”.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

No options, share purchase warrants or rights have been granted to the Named Executive Officers by the Company as compensation for employment services or office, and none are outstanding. During the most recently completed financial year of the Company, however, incentive stock options (“Options”) were granted under the Plan to the Named Executive Officers, and to the Non-Named Executive Officer Directors, as follows:

				Market Value Of
		% Of Total		Securities
	Securities	Options		Underlying
	Under	Granted To	Exercise Or	Options On
	Options	Employees In	Base Price	The Date Of	Expiration
Name	Granted (#)	Financial Year	($/Security)	Grant	Date
				($/Security)
Named Executive
Officers

Dr. Thomas Patton	150,000	5.15	1.55	1.55	July 28, 2011
Scott Hean	125,000	7.73	1.04	1.04	March 27, 2011
	100,000	7.73	1.55	1.55	July 28, 2011
Eugene Spiering	150,000	5.15	1.55	1.55	July 28, 2011

Non-Named
Executive
Officer/Directors

Lawrence Page	100,000	3.44	1.55	1.55	July 28, 2011
Dr. Robert Gayton	100,000	3.44	1.55	1.55	July 28, 2011
John Kerr	100,000	3.44	1.55	1.55	July 28, 2011
Roy Wilkes	100,000	3.44	1.55	1.55	Aug 23, 2011

Aggregated Option Exercises

The following table sets forth details of all exercised Options during the most recently completed financial year by the Named Executive Officers, and by the Non-Named Executive Officer Directors, and the financial year end value of unexercised in-the-money Options on an aggregated basis.

AGGREGATE OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED
FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

			Unexercised Options	Value Of Unexercised In-
	Securities		at Financial Year End	The-Money Options
	Acquired On	Aggregate	(#)	At Financial Year End
Name Of	Exercise	Value Realized	Exercisable/	($)
Executive Officer	(#)	($)	Unexercisable	Exercisable/
				Unexercisable
Named Executive
Officers

Dr. Thomas Patton	255,000	333,450	585,000 / Nil	1,214,500 / Nil
Scott Hean	Nil	N/A	156,250 / 68,750	208,375 / 114,125
Eugene Spiering	Nil	N/A	350,000 / Nil	632,500 / Nil

Non-Named
Executive
Officer/Directors

Dr. Robert Gayton	175,000	252,050	290,000 / Nil	548,000 / Nil
Lawrence Page	190,000	346,000	100,000 / Nil	115,000 / Nil
John Kerr	150,000	128,400	130,000 / Nil	177,400 / Nil
Roy Wilkes	Nil	N/A	100,000 / Nil	115,000 / Nil

Termination of Employment, Changes in Responsibilities and Employment Contracts

In January 2007, Dr. Thomas Patton (“Patton”) entered into an employment agreement (the “Patton Agreement”) with the Company and the Company’s subsidiary, Quaterra Alaska, Inc. (the “Companies”). Under the Patton Agreement, Patton is entitled to (i) receive an annual base salary of $150,000, effective January 1, 2007; and (ii) receive future incentive stock options. The Companies may end the employment of Patton only for breach of the Patton Agreement or for cause. Patton is entitled to two (2) months notice of such discharge. After such notice, the Companies may at their option, discontinue all or any portion of Patton’s duties, but shall continue his salary during the two-month notice period. After the effective date of such discharge, the Companies shall not relieve Patton of his obligations as described in the Patton Agreement, nor prejudice any rights of the Companies. Patton shall have the reciprocal right to give two (2) months’ notice of the termination of the Patton Agreement.

In the event that any person or any person and such person’s associates or affiliates, as such terms are defined in the Securities Act (British Columbia), begins a tender or exchange offer, circulates a proxy to shareholders or takes other steps to effect a takeover of control of one or both of the Companies, whether by way of reverse take-over, formal bid, causing the election or appointment of a majority of new directors of one or both of the Companies, or otherwise in any manner whatsoever (herein a “Change of Control”), Patton agrees that he will not voluntarily leave the employ of the Companies and will continue to render services to the Companies commensurate with his position and in the best interests of the shareholders of the Companies until such person has abandoned or terminated efforts to effect a Change of Control of Companies or until such Change of Control of Companies has occurred.

In the preceding paragraph “Change of Control” means a transaction, whether by takeover bid, plan of arrangement, amalgamation, merger, reorganization or other similar transaction, whereby a majority of new directors of one or both of the Companies or the acquisition by any person or by any person and such person’s affiliates or associates, as such terms are defined in the Securities Act (British Columbia), and whether directly or indirectly, of common shares of one or both of the Companies which, when added to all other common shares of that company at the time held by such person and such person’s affiliates and associates, total for the first time twenty (20%) percent or more of the outstanding common shares of that company.

Following any Change of Control of one or both of the Companies, Patton shall have the right, within thirty (30) days from the effective date of such Change of Control, to terminate the Patton Agreement, other than as described in the preceding paragraphs, whereupon Quaterra Alaska, Inc. shall within ten (10) days from such notice pay to Patton an amount of money equal to one hundred percent (100%) of the compensation which would have been paid to Patton during the unexpired term of the Patton Agreement had Patton not elected to terminate the Patton Agreement.

On March 27, 2006, the Company entered into a services agreement (the “Hean Agreement”) with Atherton Enterprises Ltd. and Scott Hean (together “Hean”). Under the Hean Agreement, Hean is entitled to (i) receive a monthly fee of $2,500 (plus GST) up to and including September 26, 2006, and that fee being increased to $3,250 (plus GST) beginning on September 26, 2006 for the remainder of the term of the agreement; and (ii) receive future incentive stock options. Either the Company or Hean may terminate the Hean Agreement without cause at any time by giving 30 days prior written notice to the other. The Company may terminate the Hean Agreement without prior advance notice on the occurrence of any default of the terms of the Hean Agreement by giving written notice to Hean specifying the nature of default.

On January 1, 2006, Eugene Spiering (“Spiering”) entered into an employment agreement (the “Spiering Agreement”) with the Company, which Spiering Agreement was renewed on January 1, 2007 for one year. Under the Spiering Agreement, Spiering is entitled to an annual salary of $150,000 and to receive future incentive stock options. The Company may terminate the Spiering Agreement at any time for cause at which time the Company shall pay Spiering, within ten (10) days of the termination the full amount of compensation owed to him up to the date of termination. If the Company terminates the Spiering Agreement other than for cause, the Company shall provide written working notice to Spiering as follows: (i) if terminated within first three (3) months of employment, one week; (ii) if terminated after the completion of three (3) months employment but prior to completion of twelve (12) months employment, two (2) weeks; (iii) if terminated after the completion of twelve (12) months employment but prior to the completion of five (5) years employment, one (1) month; and (iv) if terminated after the completion of five (5) years of employment, to an additional week of notice for each additional year of employment; and shall pay to Spiering all compensation owed pursuant to the terms of the agreement within ten (1) days of the last effective day of the Spiering Agreement. In lieu of the Company providing Spiering with written notice, the Company may pay Spiering all compensation owed pursuant to the Spiering Agreement within ten (10) days of the last effective day of the Spiering Agreement; and if terminated a sum equivalent to four (4) weeks of the monthly salary per year of employment or a prorate portion thereof.

Compensation of Directors

The directors of the Company have not been paid fees or other cash compensation in their capacity as directors during the most recently completed financial year other than, Dr. Robert Gayton ($1,875); John Kerr ($1,125); and Lawrence Page ($2,625). The Company’s Board of Directors has implemented a policy whereby independent directors will be compensated as to $375 per Board meeting attended, with the Chairman of said meeting receiving an additional $375. Each independent Board member will receive an annual retainer of $9,000 to be paid quarterly in arrears.

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has no equity compensation plans. The following table, however, sets out the number of the Company’s shares to be issued and remaining available for future issuance under the Company’s Incentive Stock Option Plans at the end of the Company’s most recently completed financial year:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under the Company’s Incentive Stock Option Plan (excluding securities reflected in column (a)) (c)

Incentive Stock Option Plan
approved by securityholders	8,035,928	$1.58	2,383,482

Incentive Stock Option Plan
approved by securityholders	N/A	N/A	N/A

Total	8,035,928		2,383,482

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, and no associate of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company’s last completed financial year.

CORPORATE GOVERNANCE

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices.

The Board is responsible for the supervision of the management of the Company and for approving the overall direction of the Company in a manner that is in the best interests of the Company and its shareholders. The Board will participate fully in assessing and approving strategic plans and material prospective decisions proposed by management. To ensure that the principal business risks that are borne by the Company are appropriate, the Board will receive periodic reports from management on the Company's assessment and management of such risks. The Board will regularly monitor the financial performance of the Company, including receiving and reviewing detailed financial information contained in management reports. The Board will monitor the activities of the senior management through regular meetings and discussions amongst the Board and between the Board and senior management. The Board will hold regular meetings at least four times per year. Additional meetings will be held to address special items of business.

Directors’ Independence

The Board facilitates its exercise of independent supervision over management by ensuring that a majority of its members are independent of the Company. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board, be reasonably expected to interfere with the exercise of a director's independent judgment. The independent members of the Board of Directors are Dr. Robert Gayton, John Kerr, and Roy Wilkes. The non-independent directors are Dr. Thomas Patton who is the President and CEO, Eugene Spiering who is Vice President, Exploration, and Lawrence Page, Director.

Principles and Guidelines to which the Board aspires include:

i.	the Board determining the status of each director as an “independent” director, based on the meaning of “independence” in National Instrument 58-101 Disclosure of Corporate Governance Practices,

ii.	the Board be constituted with a majority of directors who are independent,

iii.	the Board examining its size with a view to determining the impact of the number of directors upon the effectiveness of the Board,

iv.	the Board establishing procedures to enable the Board to function independently of management,

v.	the Board implementing a system which enables an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances;

vi.	establish committees of the Board generally composed of independent directors,

vii.	expressly assume responsibility, or assign to a committee of directors responsibility for the development of the Company’s approach to governance issues,

viii.	populate the Audit Committee with a majority of independent directors, and

ix.	appoint a Compensation, Nomination and Governance Committee.

Limitation of Management’s Responsibilities and Authority

The mandate of the Chief Executive Officer (“CEO”) is to be responsible for managing the day-to-day operations of the Company, which includes the supervision of the senior management team, the Company’s outside consultants and exploration staff. The CEO is responsible for the implementation of the Company’s corporate objectives and the resolutions of the Board and the appropriate and timely feedback of the results of these efforts.

Participation of Directors in Other Reporting Issuers

Certain of the Company’s current directors are also directors in other reporting issuers (or equivalent), as disclosed in the following table:

Name of Director or	Directorship(s) held in other Reporting Issuers
Proposed Director

Lawrence Page	ABC Mining Ventures Inc.	X-Terra Resources Corporation
	Avalon Ventures Ltd.	Southern Silver Exploration Corp.
	Bravo Venture Group Inc.	Valterra Resource Corporation
Fortune River Resource Corp.

Dr. Robert Gayton	Amerigo Resources Ltd.	Nevsun Resources Ltd.
	Bravo Venture Group Inc.	Northern Orion Resources Ltd.
	Canadian Zinc Corporation	Palo Duro Energy Inc.
	Doublestar Resources Ltd.	Western Copper Corp.
	Fortune River Resource Corp.	Southern Silver Exploration Corp.
Intrinsyc Software International, Inc.

Dr. Thomas Patton	Fortune River Resource Corp.	Southern Silver Exploration Corp.

John Kerr	Pacific Coast Nickel Corp.

Eugene Spiering	Nil

Roy Wilkes	Sabina Silver Corporation

Tracy Stevenson	Nil

Board Mandate

The Board explicitly acknowledges responsibility for the stewardship of the Company, including responsibility for:

(i)

to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer, (“CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(ii)	succession planning, including appointing, training, monitoring and, if deemed necessary, firing the CEO;
(iii)	adoption of a strategic planning process and approving on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;
(iv)

in cooperation with the senior management team, led by the CEO, identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

(v)	assisting the CEO in the appointment, training and monitoring of senior management of the Company;

(vi)	adopting a communication policy for the Company;
(vii)	the integrity of the Company’s internal control and management information systems; and
(viii)	developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

Orientation and Continuing Education

The Company does not provide formal continuing education to its Board members, but does encourage them to communicate with management, auditors and technical consultants. Board members have access to Company policies, corporate governance documents, technical data and financial information 24 hours a day through an internet-based software support system.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics which is attached hereto as Schedule “B”.

Composition of the Nomination and Compensation Committee

The Company has a Nomination and Compensation Committee comprised of Roy Wilkes, Lawrence Page, and John Kerr. Responsibility for the determination of compensation as well as the determination of potential Board members has been delegated to this committee.

Composition of the Audit Committee

A copy of the Audit Committee Charter is attached hereto as Schedule “A”.

The Audit Committee provides review and oversight of the Company’s accounting and financial reporting process, and the audit process, including the selection, oversight and compensation of the Company’s external auditor.

The Audit Committee of the Board of Directors of the Company is comprised of Dr. Robert Gayton, John Kerr, and Roy Wilkes. The education and experience of each member relevant to the performance of such member’s responsibilities as an audit committee member, are as follows:

Robert Gayton, Ph.D.: F.C.A.: Dr. Gayton graduated from the University of British Columbia in 1962 with a Bachelor of Commerce degree and in 1964 earned a chartered accountant (C.A.) designation while at Peat Marwick Mitchel, Chartered Accountants. Dr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987.

John Kerr, John R. Kerr graduated from the University of British Columbia in 1964 with a BASc degree in Geological Engineering. He has participated in the mining industry since graduation as an exploration geologist, representing Canadian Johns-Manville Co. Ltd. in all areas of Canada during his early career in the 1960s. Mr. Kerr has sat on several public company Boards and in his positions, he would be responsible for receiving financial information relating to his Company and obtaining an understanding of the balance sheet, income statement and statement of cash flows and how these statements are integral in assessing the financial position of the Company and its operating results.

Roy Wilkes, Mr. Wilkes recently retired as president of Washington Group International’s Mining Business Unit. As leader of this group, he participated in many developing mining projects throughout the world. Mr. Wilkes was also the Chief Operating Officer of Santa Fe Pacific Gold Corporation during the expansion of its Nevada operations, and held the position of Senior Vice President of Business Development for Anaconda Minerals.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services but will review the engagement of all such services.

Audit Fees

For the year ended December 31, 2006, the Company’s auditor’s have charged to the Company $24,500 plus GST. ($20,000 plus GST for the year ended December 31, 2005, and $9,500 plus GST for the year ended December 31, 2004).

Exemption

The Company, as a “venture issuer” is relying on the exemption in section 6.1 of Multilateral Instrument 52-110 Audit Committees.

APPOINTMENT OF AUDITOR

It has been proposed that Smythe Ratcliffe, Chartered Accountants be appointed as Auditor of the Company for the ensuing year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No insider of the Company, no management proposed nominee for election as a director of the Company and no associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon".

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, no management proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon".

PARTICULARS OF MATTERS TO BE ACTED UPON

2007 Incentive Stock Option Plan

At the Meeting, the shareholders will be asked to approve the Company’s proposed 2007 Rolling Incentive Stock Option Plan (the “2007 Plan”).

The purpose of the proposed 2007 Plan is to provide the directors, officers and key employees of, and certain other persons who provide services to, the Company and its subsidiaries with an opportunity to purchase shares of the Company and benefit from any appreciation in the value of the Company’s shares. This will provide an increased incentive for these individuals to contribute to the future success and prosperity of the Company, thus enhancing the value of the Company’s shares for the benefit of all the shareholders and increasing the ability of the Company and its subsidiaries to attract and retain skilled and motivated individuals in the service of the Company.

The proposed 2007 Plan is a “rolling” plan that provides that the aggregate number of shares reserved for issuance under it, and all of the Company’s other previously established and outstanding stock option plans or grants, is 10% of the Company’s issued common shares at the time of the grant of a stock option under the proposed 2007 Plan.

Under the proposed 2007 Plan, the option exercise price must not be less than the closing price of the Company’s common shares on the TSX Venture Exchange (the “Exchange”) on the day immediately preceding the date of grant, less the applicable discount permitted by the policies of the Exchange. An option granted under the 2007 Plan must be exercised within a period of five years from the date of grant. Within this five-year period, the Board of Directors of the Company may determine the limitation period during which an option may be exercised and, notwithstanding that none may be required by the policies of the Exchange, whether a particular grant will have a minimum vesting period. As a “rolling” plan, any amendment to the proposed 2007 Plan will require the approval of the Exchange and may require shareholder approval.

In accordance with the terms of the proposed 2007 Plan, it is subject to its acceptance for filing by the Exchange and the approval of the Company’s shareholders. Under the policies of the Exchange, if the grants of options under the proposed 2006 Plan to “insiders” of the Company, together with all of the Company’s outstanding stock options, could result at any time in:

a)	the number of shares reserved for issuance pursuant to stock options granted to insiders of the Company exceeding 10% of the issued common shares of the Company; or

b)	the grant to insiders of the Company, within a 12-month period, of a number of options exceeding 10% of the issued common shares of the Company;

such shareholder approval must be “disinterested shareholder approval”, but as the proposed 2007 Plan is restrictive as to these results, disinterest shareholder approval of the proposed 2007 Plan is not required.

The policies of the Exchange and the terms of the proposed 2007 Plan also provide that “disinterested shareholder approval” will be required for any agreement to decrease the exercise price of options previously granted to insiders of the Company but no such agreements are being brought before the Meeting.

The term “disinterested shareholder approval” means approval by a majority of the votes cast at the Meeting other than votes attaching to shares of the Company beneficially owned by insiders of the Company to whom options may be granted under the proposed 2007 Plan and associates of such persons. The term “insiders” is defined in the Securities Act (British Columbia) and generally includes directors and senior officers of the Company and its subsidiaries, the five highest paid employees and holders of greater than 10% of the voting securities of the Company. The term “associates” is defined in the Securities Act (British Columbia).

If shareholder approval of the proposed 2007 Plan or a modified version thereof is not obtained, the Company will not proceed to implement the proposed 2007 Plan nor grant options under it. Even if approved, the directors may determine not to proceed with the proposed 2007 Plan.

The proposed 2007 Plan will be available for inspection at the Meeting. The directors recommend that the shareholders approve the proposed 2007 Plan.

MANAGEMENT IS NOT AWARE OF ANY OTHER MATTER TO COME BEFORE THE MEETING OTHER THAN AS SET FORTH IN THE NOTICE OF MEETING. IF ANY OTHER MATTER PROPERLY COMES BEFORE THE MEETING, IT IS THE INTENTION OF THE MANAGEMENT APPOINTEES TO VOTE THE SHARES REPRESENTED BY THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR ON A POLL IN ACCORDANCE WITH THEIR BEST JUDGMENT ON SUCH MATTER.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found at www.sedar.com. A copy of the Company’s audited annual financial statements can be obtained, without charge, upon request to the Company at
Suite 1100 – 1199 West Hastings Street, Vancouver, B.C. V6E 3T5
Telephone: (604) 681-9059 Fax: (604) 688-4670

BY ORDER OF THE BOARD

(signed) Thomas C. Patton
Thomas C. Patton, President and Chief Executive Officer

Schedule “A”

AUDIT COMMITTEE CHARTER

A.	PURPOSE

An audit committee is a committee of a board of directors to which the board delegates its responsibility for oversight of the financial reporting process. Traditionally, the audit committee has performed a number of roles, including:

(a)	helping directors meet their responsibilities;
(b)	providing better communication between directors and the external auditors;
(c)	enhancing the independence of the external auditor;
(d)	increasing the credibility and objectivity of financial reports; and
(e)	strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor.

Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) requires that the audit committee also be responsible for managing, on behalf of the shareholders, the relationship between the issuer and its external auditors. In particular, it provides that an audit committee must have responsibility for:

(a)	overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditors’ report or related work; and
(b)	recommending to the board of directors the nomination and compensation of the external auditors.

Although under corporate law, an issuer's external auditors are responsible to the shareholders, in practice, shareholders have often been too dispersed to effectively exercise meaningful oversight of the external auditors. As a result, management has typically assumed this oversight role. However, the auditing process may be compromised if the external auditors view their main responsibility as serving management rather than the shareholders. By assigning these responsibilities to an independent audit committee, MI 52-110 ensures that the external audit will be conducted independently of the issuer’s management.

MI 52-110 provides that an audit committee must be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditors regarding financial reporting. Notwithstanding this responsibility, the external auditors are retained by, and are ultimately accountable to, the shareholders. As a result, MI 52-110 does not detract from the external auditors' right and responsibility to also provide their views directly to the shareholders if they disagree with an approach being taken by the audit committee.

The Board of Directors (the “Board”) of Quaterra Resources Inc. (the “Company”) is responsible for the management of the business and affairs of the Company. The Audit Committee (the “Committee”) is appointed by the Board as an independent and objective party to assist in fulfilling the Board’s responsibility for oversight of the Company’s financial reporting process.

The Company must comply with the applicable requirements of MI 52-110 which includes having a written charter that sets out the Committee’s mandate and responsibilities. As of the date above, the Company is a Venture Issuer as that term is defined under MI 52-110. Accordingly, it is exempt from the requirements of Part 3: Composition of the Audit Committee and Part 5: Reporting Obligations of MI 52-110. The Board may, at any time, amend or rescind any of the provisions hereof, or cancel them entirely, with or without substitution.

B.	AUTHORITY

1.

The Committee, through its Chair, may directly contact any officer or employee of the Company as it deems necessary or advisable to fulfill its duties and responsibilities, and any officer or employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions;

2.

The external auditors will report directly to the Committee. The external auditors shall have a direct line of communication to the Committee through its Chair and may bypass management if deemed necessary; and

3.

The Committee may engage, at the Company’s expense, outside legal counsel or other advisors as the Committee considers necessary to fulfill its duties and responsibilities and to negotiate compensation arrangements for any such advisors.

C.	COMPOSITION AND MEETINGS

1.

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee;

2.

The Committee shall be composed of three or more members of the Board, a majority of whom are not officers or employees of the Company or of an affiliate of the Company. The members of the Committee shall appoint from among themselves a Chair of the Committee. The Chair shall have responsibility for ensuring that the Committee fulfills its principal duties and responsibilities effectively;
3.	A minimum of two and at least 50% of the members of the Committee present either in person or by telephone or other telecommunication device at a Committee meeting shall constitute a quorum;
4.	If and whenever a vacancy shall exist in a Committee meeting, the remaining members of the Committee may exercise all of its powers and responsibilities provided a quorum has been established;
5.

Any matters to be determined by the Committee shall be decided by a majority of votes cast at a Committee meeting called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a Committee meeting called for such purpose. All decisions or recommendations of the Committee shall require the approval of the Board prior to implementation;

6.

The time and place at which a Committee meeting shall be held, and procedures at such meetings shall be determined from time to time by the Committee. A Committee meeting may be called by email, telephone, facsimile, letter or other communication means, by giving at least 48 hours notice. Notice of a Committee meeting shall not be necessary if all of the members are present either in person or by telephone or other telecommunication device or if those absent have waived notice or otherwise signified their consent to the holding of such meeting;

7.	The Committee may invite such officers, directors and employees of the Company and its subsidiaries as it may see fit, from time to time, to attend at Committee meetings;
8.

The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at Committee meetings;

9.

The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required. Any member of the Committee or the external auditors may request a meeting of the Committee; and

10.	The external auditors shall receive notice of and have the right to attend all Committee meetings.

D.	PRINCIPAL DUTIES AND RESPONSIBILITIES

1.	The overall duties and responsibilities of the Committee shall be as follows:
(a)

assist the Board in the discharge of its responsibilities relating to the Company's accounting principles and reporting practices including its approval of the Company's annual and quarterly consolidated financial statements and corresponding management’s discussion and analysis (“MD&A”);

	(b)	establish and maintain a direct line of communication with the Company's external auditors and assess their performance;
	(c)	ensure that the management of the Company has designed, implemented and is maintaining an effective financial reporting system;
	(d)	ensure compliance with MI 52-110; and
	(e)	report regularly to the Board on the fulfillment of its duties and responsibilities.

2.	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:
(a)

verify the independence of external auditors and recommend to the Board a firm of external auditors to be nominated for the purpose of preparing or issuing an auditors’ report or performing other audit, review or attest services for the Company;

	(b)	monitor the independence of the external auditors and confirm their independence to the Board on an annual basis;
	(c)	recommend to the Board the compensation of the external auditor;
	(d)	oversee the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;
	(e)	pre-approve all non-audit services to be provided to the Company by the external auditors unless otherwise provided for in MI 52-110;
	(f)	review the audit plan of the external auditors prior to the commencement of the audit;
(g)

review with the external auditors any changes or proposed changes in accounting policies, the presentation and impact of significant risks and uncertainties and key estimates and judgments of management that may be material to the Company’s financial reporting;

	(h)	discuss with the external auditors the quality and appropriateness of the Company’s accounting principles;
	(i)	review with the external auditors, upon completion of their audit:
(i) contents of their report including the scope and quality of the audit work performed;
(ii) adequacy of the Company's financial and auditing personnel;
(iii) co-operation received from the Company's personnel during the audit;
(iv) internal resources used;
(v) significant transactions outside of the normal business of the Company;
(vi) significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and
(vii) the non-audit services provided by the external auditors; and
	(j)	periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the external auditors have been implemented.

3.	The Committee shall review and discuss with Management and the Auditors, where appropriate, the following financial documents and reports prior to public disclosure:

(a)	the annual report, including the audited financial statements and the Auditors’ report to the shareholders of the Company, and quarterly financial statements and corresponding MD&A;
(b)	all press releases containing financial information extracted or derived from the Company's financial statements or MD&A;
(c)	all certifications that may be made by Management on the annual or quarterly financial results, disclosure controls and procedures and internal controls over financial reporting;
(d)	any legal, tax or regulatory matters that may have a material impact on the Company's operations and financial statements; and
(e)	all financial information contained in any prospectus, information circular or other disclosure documents or regulatory filings containing financial information of the Company.

4.	The Committee shall recommend to the Board the amendment or approval of all annual and interim financial statements and MD&A and any other documents that may be reviewed by the Committee.

5.	Other duties and responsibilities of the Committee shall be as follows:
(a)

ensure that procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, such as press releases, and periodically assess the adequacy of the procedures;

	(b)	implement procedures for:
(i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and
(ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
	(c)	review and approve the Company's hiring policies regarding partners, employees or former partners and employees of the present and former external auditors of the Company; and
	(d)	make recommendations to the Board with respect to any changes or improvements to the financial reporting process including this Charter.

SCHEDULE “B”

Code of Business Conduct and Ethics

1.	Introduction

We require high standards of professional and ethical conduct from our employees. Our reputation with our shareholders, business partners, prospective investors and other stakeholders for honesty and integrity is key to the success of our business. No employee will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings.

We intend that the Company’s business practices will be compatible with the economic and social priorities of each location in which we operate. Although customs vary by country and standards of ethics may vary in different business environments, honesty and integrity must always characterize our business activity. If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with the Code. If you have any questions about these conflicts, you should ask your supervisor how to handle the situation.

This Code reflects our commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which all employees are expected to comply.

Please read this Code carefully.

In addition to following this Code in all aspects of your business activities, you are expected to seek guidance in any case where there is a question about compliance with both the letter and the spirit of our policies and applicable laws. This Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all employees of the Company. This Code does not supersede the specific policies and procedures that are covered in the Company’s operating manuals or in separate specific policy statements. References in this Code to the “Company” means Quaterra Resources Inc.. or any of its subsidiaries.

Reference to “employees” includes officers and directors.

Those who violate the standards set forth in this Code will be subject to disciplinary action up to and including dismissal.

If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described in Section 16 below.

Your cooperation is necessary to the continued success of our business and the cultivation and maintenance of our reputation as a good corporate citizen.

2.	Compliance With Laws, Rules And Regulations

Compliance with the letter and spirit of all laws, rules and regulations applicable to our business is critical to our reputation and continued success. All employees must respect and obey the laws of the cities, provinces, states and countries in which we operate and avoid even the appearance of impropriety. Not all employees are expected to know the details of these laws, but it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel. The Company may hold information and training sessions to promote compliance with laws, rules and regulations, including insider trading laws.

3.	Conflicts Of Interest

A conflict of interest occurs when an individual’s private interest interferes, or appears to interfere, in any way with the interests of the Company. A conflict situation can arise when an employee takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest also arise when an employee, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Loans to, or guarantees of obligations of, such persons are likely to pose conflicts of interest, as are transactions of any kind between the Company and any other organization in which you or any member of your family have an interest.

Activities that could give rise to conflicts of interest are prohibited unless specifically approved by the Board of Directors or the Audit Committee. It is not always easy to determine whether a conflict of interest exists, so any potential conflicts of interests should be reported immediately to your supervisor or the Company’s general legal counsel.

4.	Corporate Opportunities

Employees are prohibited from taking for themselves personally opportunities that arise through the use of corporate property, information or position and from using corporate property, information or position for personal gain. Employees are also prohibited from competing with the Company directly or indirectly. Employees owe a duty to the Company to advance the legitimate interests of the Company when the opportunity to do so arises.

5.	Confidentiality

Employees must maintain the confidentiality of information entrusted to them by the Company or that otherwise comes into their possession in the course of their employment, except when disclosure is authorized or legally mandated. Employees may be required to execute a standard form confidentiality agreement upon starting employment or from time to time during the course of employment. The obligation not to disclose confidential information continues even after you leave the Company.

Confidential information includes all non-public information that may be of use to competitors, or harmful to the Company or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to us.

6.	Protection And Proper Use Of Company Assets

All employees should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. Any suspected incidents of fraud or theft should be immediately reported for investigation.

Company assets, such as funds, products or computers, may only be used for legitimate business purposes or other purposes approved by management. Company assets may never be used for illegal purposes.

The obligation to protect Company assets includes proprietary information.

Proprietary information includes any information that is not generally known to the public or would be helpful to our competitors. Examples of proprietary information include intellectual property, such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data or reports. Unauthorized use or distribution of this information is a violation of Company policy. It may also be illegal and may result in civil and criminal penalties. The obligation not to disclose proprietary information continues even after you leave the Company.

7.	Fair Dealing

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information obtained without the owner’s consent or inducing the disclosures of proprietary information or trade secrets by past or present employees of other companies is prohibited. Each employee should endeavor to deal fairly with the Company’s customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

8.	Discrimination And Harassment

We value the diversity of our employees and are committed to providing equal opportunity in all aspects of employment. Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical or visual. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. Employees are encouraged to speak out when a co-worker’s conduct makes them uncomfortable, and to report harassment when it occurs.

9.	Safety And Health

We are all responsible for maintaining a safe and healthy workplace by following safety and health rules and practices. The Company is committed to keeping its workplaces free from hazards. Please report any accidents, injuries, unsafe equipment, practices or conditions immediately to a supervisor or other designated person. Threats or acts of violence or physical intimidation are prohibited.

In order to protect the safety of all employees, employees must report to work in condition to perform their duties and free from the influence of any substance that could prevent them from conducting work activities safely and effectively. The use of illegal drugs in the workplace is prohibited.

10.	Financial Statements And Recordkeeping

Honest and accurate recording and reporting of information is critical to our financial reporting and our ability to make responsible business decisions. The Company’s accounting records are relied upon to produce reports for the Company’s management, shareholders, creditors, governmental agencies and others. Our financial statements and the books and records on which they are based must truthfully and accurately reflect all corporate transactions and conform to all legal and accounting requirements and our system of internal controls. A separate Code of Ethical Conduct for Financial Managers forms part of this Code as Schedule “A”.

All employees have a responsibility to ensure that the Company’s records, including accounting records, do not contain any false or intentionally misleading entries. We do not permit intentional misclassification of transactions as to accounts, departments or accounting periods. All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

All Company books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect Company transactions and must conform to both applicable legal requirements and the system of internal controls of the Company. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable laws or regulations.

Business records and communications may become public through legal or regulatory investigations or the media. We should avoid exaggeration, derogatory remarks, legal conclusions or inappropriate characterizations of people and companies. This applies to communications of all kinds, including email and informal notes or interoffice memos. Records should be retained and destroyed in accordance with the Company’s records storage and retention policy.

11.	Use Of E-Mail And Internet Services

E-Mail systems and Internet services are provided to help us do work. Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose. You may not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit material or jokes, unwelcome propositions, ethnic or racial slurs, or any other message that could be viewed as harassment. Also remember that “flooding” our systems with junk mail and trivia hampers the ability of our systems to handle legitimate Company business and is prohibited.

Employees should not download copyrighted materials, should not copy material that is not licensed to the Company and should follow the terms of a license when using material that is licensed to the Company. No changes should be made to licensed materials without the prior consent of the Company. In addition, employees are discouraged from downloading games and screensavers, as these are common sources of viruses.

Your messages (including voice mail) and computer information are considered the Company’s property and you should not have any expectation of privacy. Unless prohibited by law, the Company reserves the right to access and disclose this information as necessary for business purposes. Use good judgment, and do not access, send messages or store any information that you would not want to be seen or heard by other individuals.

12.	Political Activities And Contributions

We respect and support the right of our employees to participate in political activities. However, these activities should not be conducted on Company time or involve the use of any Company resources such as telephones, computers or supplies. Employees will not be reimbursed for personal political contributions.

We may occasionally express our views on local and national issues that affect our operations. In such cases, Company funds and resources may be used, but only when permitted by law and by our strict guidelines. The Company may also make limited contributions to political parties or candidates in jurisdictions where it is legal and customary to do so. No employee may make or commit to political contributions on behalf of the Company without the approval of senior management.

13.	Gifts And Entertainment

Business gifts and entertainment are customary courtesies designed to build goodwill among business partners. These courtesies include such things as meals and beverages, tickets to sporting or cultural events, discounts not available to the general public, travel, accommodation and other merchandise or services. In some cultures they play an important role in business relationships. However, a problem may arise when such courtesies compromise – or appear to compromise – our ability to make objective and fair business decisions.

Offering or receiving any gift, gratuity or entertainment that might be perceived to unfairly influence a business relationship should be avoided. These guidelines apply at all times, and do not change during traditional gift-giving seasons. No gift or entertainment should ever be offered, given, provided or accepted by any director or employee of the Company, or by any family member of a director or employee, unless it (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any applicable laws or regulations. Please discuss with your supervisor any gifts or proposed gifts if you are uncertain whether they are appropriate.

14.	Waivers Of This Code Of Business Conduct And Ethics

Any waiver of this Code with respect to a director or officer of the Company may be made only by the Board of Directors or the Audit Committee. Any such waiver will be promptly disclosed to the extent required by applicable laws or stock exchange regulations.

15.	Reporting Of Any Illegal Or Unethical Behavior

We have a strong commitment to conduct our business in a lawful and ethical manner. Employees are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation and to report violations of laws, rules, regulations or this Code. We prohibit retaliatory action against any employee who, in good faith, reports a possible violation. It is unacceptable to file a report knowing it to be false.

16.	Compliance Procedures

This Code cannot, and is not intended to, address all of the situations you may encounter. There will be occasions where you are confronted by circumstances not covered by policy or procedure and where you must make a judgment as to the appropriate course of action.

Since we cannot anticipate every situation that may arise, it is important for the Company to set forth a general way to approach a new question or problem. These are the steps to keep in mind:

      Make sure you have all of the facts. In order to reach the right solutions, you must be as fully informed as possible.
      Ask yourself what you are specifically being asked to do. This analysis will enable you to focus on the specific issues that are raised and the available alternatives. Use your judgment and common sense. If something seems unethical or improper, it probably is.
      Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and to discuss the problem.
      Discuss the problem with your supervisor. This approach is best in most if not all situations. Your supervisor may be more knowledgeable about the issue and will appreciate being brought into the process. It is a supervisor’s responsibility to help you to solve problems.
      Seek help from Company resources. In the rare instance in which it may not be appropriate to discuss an issue with your supervisor, or in which you feel uncomfortable approaching your supervisor, discuss the problem with the Company’s general legal counsel. If you prefer to write, address your concerns to the Company’s general legal counsel or the Chief Executive Officer.
      You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, the Company will protect your anonymity. The Company does not permit retaliation of any kind against employees for good faith reports of ethical violations. An officer or employee who retaliates against someone who has reported an ethical violation in good faith is subject to discipline up to and including termination of employment. These procedures are intended to encourage and enable employees and others to raise serious concerns within the Company rather than seeking resolution outside the Company.
      Ask first. If you are unsure of the proper course of action, seek guidance before you act.

Code Of Ethical Conduct For Financial Managers

Introduction

This Code of Ethical Conduct for Financial Managers ("Code") applies to all Financial Managers of Quaterra Resources Inc. (the "Company"). Financial Managers are the Company's principal executive officer, principal financial officer, principal accounting officer (s), controller or person performing similar functions.

This Code covers a wide range of financial and non-financial business practices and procedures. This Code does not cover every issue that may arise, but it sets out basic principles to guide all Financial Managers of the Company. If a law or regulation conflicts with a policy in this Code, the Financial Manager must comply with the law or regulation. If a Financial Manager has any questions about this Code or potential conflicts with a law or regulation, they should contact the Company's Board of Directors, Audit Committee or General Counsel.

Each Financial Manager shall recognize that Financial Managers hold an important and elevated role in corporate governance. They are uniquely capable and empowered to ensure that the Company's, its stockholders' and other stakeholders' interests are appropriately balanced, protected and preserved. Accordingly, this Code provides principles to which Financial Managers are expected to adhere and advocate. The Code embodies rules regarding individual and peer responsibilities, as well as responsibilities to the Company, the stockholders, other stakeholders and the public.

Financial Code Principles And Responsibilities

Financial Managers shall adhere to and advocate to the best of their knowledge and ability the following principles and responsibilities governing their professional and ethical conduct.

1.                Act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. A "conflict of interest" exists when an individual's private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company.

2.                When disclosing information to constituents, provide them with information that is accurate, complete, objective, relevant, timely and understandable. Reports and documents that the Company files with the Securities and Exchange Commission or releases to the public shall contain full, fair, accurate, timely and understandable information. The principal executive officer and principal financial officer shall review the annual and quarterly reports, certify and file them with the Securities and Exchange Commission.

3.                Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

4.                Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing their independent judgment to be subordinated.

5.                Protect and respect the confidentiality of information acquired in the course of their work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of their work shall not be used for personal advantage.

6.                Achieve responsible use of and control over all assets and resources employed by or entrusted to them.

7.                Promptly report code violations to the Company's Chairman of the Board and Audit Committee Chairman.

Waivers Of The Code

Any waiver of this Code for Financial Managers may be made only by the Audit Committee of the Board of Directors and will be promptly disclosed as required by law or the private regulatory body. Requests for waivers must be made in writing to the Company's Chairman of the Board and Audit Committee Chairman prior to the occurrence of the violation of the Code.

Reporting Of Violations Of The Code, Illegal Or Unethical Behavior

Financial Managers should report observed violations of the Code and illegal or unethical behavior to the Company's Chairman of the Board and Audit Committee Chairman. All reports will be treated in a confidential manner and it is the Company's policy to not allow retaliation for reports made in good faith of misconduct by others. The Company's Audit Committee will lead all investigations of alleged violations or misconduct. Financial Managers are expected to cooperate in internal investigations of misconduct and violations of this Code.

Violations Of The Code

Financial Managers who violate the standards of this Code will be subject to disciplinary action, which may include termination of employment, civil action and/or referral to law enforcement agencies for criminal prosecution.